SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under Rule 14a-12

CFS BANCORP, INC.
(Name of Registrant as Specified in its Charter)

Financial Edge Fund, L.P.
PL Capital, LLC
Goodbody/PL Capital, LLC
Financial Edge-Strategic Fund, L.P.
PL Capital/Focused Fund, L.P.
Goodbody/PL Capital, L.P.
PL Capital Advisors, LLC
Richard J. Lashley
Beth Lashley
Irving A. Smokler
Red Rose Trading Estonia OU
Danielle Lashley
PL Capital Defined Benefit Plan
Robin Lashley
                                            John W. Palmer
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:

2.	Form, Schedule or Registration Statement No.:

3.	Filing Party:

4.	Date Filed:

PRELIMINARY COPY, DATED MARCH 16, 2010

CFS BANCORP, INC.
ANNUAL MEETING OF SHAREHOLDERS
APRIL 27, 2010
PROXY STATEMENT OF THE PL CAPITAL GROUP
IN OPPOSITION TO
THE MANAGEMENT OF CFS BANCORP, INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

The PL Capital Group (see below for the members of the PL Capital Group) believes that it is time for a change in the composition of the board of directors of CFS Bancorp, Inc. (“CFS Bancorp” or the “Company”) given the destruction of shareholder value that has occurred at the Company during the past few years, including a 78% decline in the stock price during the three years ended December 31, 2009, a 92% decrease in the dividend from the prior year, a significant increase in non-performing assets over the past four years and operating losses in each of the past two years.  For these and other reasons noted in these proxy materials, the PL Capital Group is seeking your vote to elect PL Capital Group principal John Palmer to the board of CFS Bancorp at the upcoming 2010 CFS Bancorp annual meeting of shareholders.

The PL Capital Group owns 9.9% of the common stock of CFS Bancorp, and its investment strategy is to acquire significant stakes in undervalued and underperforming companies, such as CFS Bancorp, and aggressively advocate for improvements in corporate governance and financial performance for the benefit of ALL shareholders.  We believe that our nominee to CFS Bancorp’s board of directors, Mr. Palmer is highly qualified and will add a fresh perspective to the current board.  His primary goal is to restore the significant shareholder value destroyed during the past few years under the tenure of the incumbent CFS Bancorp directors and management.

This proxy statement and the accompanying WHITE proxy card are being furnished to the Company’s shareholders in connection with the solicitation of proxies by the PL Capital Group to elect Mr. Palmer.  Since there are two directors up for election, we are “rounding out” our slate of one candidate by permitting shareholders to also vote for the CFS Bancorp nominee other than Mr. Frank Lester.

The PL Capital Group is CFS Bancorp’s largest outside shareholder.  The PL Capital Group consists of Financial Edge Fund, L.P.; PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; Goodbody/PL Capital, L.P.; PL Capital Advisors, LLC; Richard J. Lashley; John W. Palmer; Red Rose Trading Estonia OU; Irving A. Smokler, principal of Red Rose Trading Estonia OU; Beth Lashley, spouse of Mr. Lashley; Danielle Lashley (Mr. Lashley is Custodian of UGMA for Danielle Lashley), child of Mr. and Mrs. Lashley; PL Capital Defined Benefit Plan; and Dr. Robin Lashley.  This proxy statement sometimes refers to the PL Capital Group as “we,” “us,” “our” and variants of those words.

The PL Capital Group is soliciting proxies to be used at the 2010 annual meeting of shareholders of CFS Bancorp, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).  The Annual Meeting will be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana 46321 on April 27, 2010 at 10:00 a.m., Central Time.  The principal executive offices of the Company are located at 707 Ridge Road, Munster, Indiana 46321.  This proxy statement is first being mailed to shareholders on or about March [•], 2010.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 27, 2010.  This proxy statement and the accompanying form of WHITE proxy card are available at [•].

HERE IS WHY PL CAPITAL IS SEEKING ONE BOARD SEAT:

THE STOCK PRICE DECLINED 78%

THE DIVIDEND WAS CUT 92%

CFS BANCORP’S FINANCIAL PERFORMANCE HAS BEEN DISMAL

CFS BANCORP IS OPERATING UNDER INFORMAL REGULATORY AGREEMENTS WITH THE OFFICE OF THRIFT SUPERVISION (OTS)

WE QUESTION RELATED PARTY TRANSACTIONS WITH CHAIRMAN PRISBY’S FAMILY

CHAIRMAN PRISBY’S TOTAL COMPENSATION CONTINUES TO EXCEED $500,000 PER ANNUM DESPITE THE COMPANY’S DISMAL PERFORMANCE

THE BOARD OF DIRECTORS PAID RETENTION BONUSES TO KEY EXECUTIVES

THE BOARD OF DIRECTORS ESTABLISHED AN EXECUTIVE BONUS PROGRAM THAT PAID BONUSES EVEN IF THE COMPANY LOST MONEY

WE BELIEVE CFS BANCORP’S CORPORATE GOVERNANCE NEEDS IMPROVEMENT

IN THE FOLLOWING PAGES WE DESCRIBE IN FURTHER DETAIL EACH OF THESE CONCERNS.  AFTER READING THIS PROXY AND THE COMPANY’S PROXY, WE URGE YOU TO CONSIDER WHICH BOARD CANDIDATE WILL BEST SERVE YOUR INTERESTS AS A SHAREHOLDER.

IF YOU SHARE OUR CONCERNS WE URGE YOU TO PLEASE JOIN US IN VOTING FOR JOHN PALMER ON THE WHITE PROXY CARD.

THE STOCK PRICE DECLINED 78%

CFS Bancorp’s stock price declined 78% during the past three years (from $14.65 on December 31, 2006 to $3.23 on December 31, 2009). The incumbent directors up for election at the Annual Meeting and management should be held accountable for this dramatic destruction of shareholder value.

CFS BANCORP’S STOCK PRICE FOR THE THREE YEARS ENDED DECEMBER 31, 2009
(Source: SNL Financial LC.)

THE DIVIDEND WAS CUT 92%

CFS Bancorp’s board of directors authorized a 92% cut in the quarterly dividend, from $0.12 per share in 2008 to $0.01 per share in 2009. We believe the dividend cut is a direct result of the Company’s dismal financial performance. The incumbent directors up for election at the Annual Meeting should be held accountable for this destruction of shareholder value.

CFS BANCORP’S FINANCIAL PERFORMANCE HAS BEEN DISMAL

Increasing Non-Performing Assets

We believe a primary determinant of a bank’s financial performance is credit quality, typically measured by the amount of non-performing assets it holds. When borrowers don’t make their loan payments for a period of time (typically 90 days or longer) or a loan is foreclosed, these assets become non-performing assets (NPAs), which results in foregone interest income, increased operating expenses and increased loan loss reserves. CFS Bancorp’s NPAs have increased 215% in the past four years (from $21.6 million and 1.74% of assets at December 31, 2005, to $68 million and 6.30% of assets at December 31, 2009).

At December 31, 2009, CFS Bancorp’s NPAs to total assets ratio is nearly three times greater than the average of the SNL Bank and Thrift Index (an index containing over 500 publicly traded banks and thrifts), as noted in the following chart:

CFS BANCORP’S NON-PERFORMING ASSETS TO TOTAL ASSETS RATIO VS. THE SNL BANK AND THIFT INDEX (1)

(Source: CFS Bancorp press releases, 10-Ks, 8-Ks, and SNL Financial LC)

(1)
The SNL Bank and Thrift Index is compiled by SNL Financial LC which includes over 500 publicly traded banks and thrifts in the U.S., including CFS Bancorp, Inc. in each of the periods presented—this index covers almost all publicly traded banks and thrifts in the U.S., including banks and thrifts of various asset sizes, market caps and geographies)

This elevated level of NPAs relative to the SNL Bank and Thrift Index has occurred during both good economic times (2005 to 2007) and more recent economically challenging times (2008 and 2009).  In our view, this appears to be an issue of management performance and board oversight, not just economic cycles.  In our view, the incumbent directors up for election at the Annual Meeting should be held accountable for the Company’s credit quality problems.

Low Level of Loan Loss Reserves Compared to Non-Performing Assets

Another troubling trend, in our view, is the low level of loan loss reserves compared to NPAs. The reserve for loan losses as a percentage of NPAs is only 29% at December 31, 2009, well below the average of the banks and thifts in the SNL Bank and Thrift Index, as shown in the chart that follows. Specifically, for every $1.00 of NPAs, the Company only has $0.29 of loan loss reserves set aside. This coverage ratio is significantly below the SNL Bank and Thrift Index average of 76%. As noted in the chart below, as recently as the end of 2005, the Company had $0.61 of loan loss reserves for every $1.00 of NPAs, while at December 31, 2009 the Company had only $0.29 of loan loss reserves for every $1.00 of NPAs.

CFS BANCORP LOAN LOSS RESERVE TO NPAs (%) VS. THE SNL BANK AND THIFT INDEX (1)

(Source: CFS Bancorp press releases, 10-Ks, 8-Ks, and SNL Financial LC)

(1)
The SNL Bank and Thrift Index is compiled by SNL Financial LC which includes over 500 publicly traded banks and thrifts in the U.S., including CFS Bancorp, Inc. in each of the periods presented—this index covers almost all publicly traded banks and thrifts in the U.S., including banks and thrifts of various asset sizes, market caps and geographies)

Mr. Palmer is a CPA who formerly audited banks and thrifts (13 years at KPMG Peat Marwick) and he is troubled by CFS Bancorp’s low loan loss reserves to NPAs ratio as compared to the 500+ publicly traded banks and thifts contained in the SNL Bank and Thift Index.

Underperformance as Measured by Return on Equity

Not only did the Company lose money in 2008 and 2009 ($11.3 million in 2008 and $0.5 million in 2009), but the Company has significantly underperformed since it went public in 1998 as measured by return on equity (ROE).  With regard to the 2009 results, the loss would have been larger if not for the following items which we believe are non-recurring: (1) a onetime after tax gain on “bank owned life insurance” of approximately $1.4 million, or $0.13 per share; (2) pre-tax securities gains of approximately

$1.1 million, or $0.08 per share; and (3) a tax benefit of approximately $2.3 million (compared to a pre-tax loss of $2.8 million).

The Company has also earned less of a return on equity capital than other banks and thrifts, during both good economic times and the more recent economically challenging times, as shown in the chart below.

CFS BANCORP’S RETURN ON AVG. EQUITY (ROAE) VS. THE SNL BANK AND THIFT INDEX (1)

(Source: CFS Bancorp press releases, 10-Ks, 8-Ks, and SNL Financial LC)

(1)
The SNL Bank and Thrift Index is compiled by SNL Financial LC which includes over 500 publicly traded banks and thrifts in the U.S., including CFS Bancorp, Inc. in each of the periods presented—this index covers almost all publicly traded banks and thrifts in the U.S., including banks and thrifts of various asset sizes, market caps and geographies)

CFS BANCORP IS OPERATING UNDER INFORMAL REGULATORY AGREEMENTS WITH THE OTS

The Company and its wholly-owned subsidiary, Citizens Financial Bank (the “Bank”), are operating under informal agreements (collectively, the “Agreement”) with their primary banking regulator, the Office of Thrift Supervision (OTS). The Agreement was disclosed by the Company on March 20, 2009.

Under the Agreement, the Company and the Bank had to submit to the OTS capital and business plans for their review, as well as review the Bank’s efforts in monitoring and reducing its nonperforming loans. Unfortunately, since entering into the Agreement, NPAs have continued to increase.

In addition, under the Agreement, without the prior approval of the OTS:
•	The Company and the Bank cannot declare future dividends;
•	The Company and the Bank cannot repurchase or redeem any shares of the Company’s common stock; and
•	The Company cannot incur or renew any debt.

So, at a time when the Company’s stock is trading significantly below book value, the Company is prohibited from buying back stock.

In our opinion, operating under any type of enhanced scrutiny by your primary regulator is not a good thing for a bank, and the incumbent directors up for election at the Annual Meeting should be held accountable for this.

WE QUESTION RELATED PARTY TRANSACTIONS WITH CHAIRMAN PRISBY’S FAMILY

The Company’s own “Code of Conduct and Ethics” for officers and directors states:

“It is your duty to avoid situations from which you or an immediate family member might benefit personally, directly or indirectly, or that give the perception that you or an immediate family member is benefiting personally,”

The Code of Conduct and Ethics then goes on to describe ways that potential conflicts of interest can be waived by the board, or properly dealt with through disclosure to the board of the potential conflict and recusing themselves from participation in the discussion of any conflicted transaction.

In 2009, 2008, 2007 and 2006, the Company and the Bank engaged in related party transactions with the adult children of Thomas Prisby, as noted in the Company’s proxy materials.

For example, the Company paid significant amounts to Caprio-Prisby Architectural Design, Inc., an architectural firm in Hinsdale, IL, at which Thomas Prisby’s son is a principal.

PAYMENTS TO CAPRIO-PRISBY, WHERE THOMAS PRISBY’S SON IS A PRINCIPAL:

YEAR	TOTAL PAYMENTS (1)

2009	$105,372
2008	$375,200
2007	$120,304
2006	$138,684
(1) Payments disclosed in the table include payments made to Caprio-Prisby for work performed by unrelated third parties, in the amount of $39,000 in 2009 and $100,000 in 2008—the Company did not disclose any such third party payments for 2007 or 2006--Source:  CFS Bancorp proxy statements--

Even though the hiring of Caprio-Prisby was ratified by the board, in a metropolitan area the size of “Chicagoland” and Northwest Indiana, we find it hard to believe that an equally qualified non-related party architectural firm could not have been hired.

The Company and the Bank also employ two of Mr. Prisby’s adult children:

MICHAEL PRISBY, SON OF THOMAS PRISBY:

YEAR	TOTAL COMPENSATION	% Increase vs. Prior Year

2009	$209,613	+10.4%
2008	$189,893	+19.7%
2007	$158,685	+12.3%
2006	$141,241	N/A

SANDRA PRISBY, DAUGHTER OF THOMAS PRISBY:

YEAR	TOTAL COMPENSATION	% Increase vs. Prior Year

2009	$132,440	+5.6%
2008	$125,412	N/A
2007	N/A	N/A
2006	N/A	N/A
Source:  CFS Bancorp proxy statements

In total, over just the past four years, the Company has paid nearly $1,700,000 to Chairman Prisby’s family members while shareholders incurred declining operating results and decreased shareholder value.

If Mr. Palmer is elected, he will encourage the board to eliminate all related party transactions.

CHAIRMAN PRISBY’S TOTAL COMPENSATION CONTINUES TO EXCEED
$500,000 PER ANNUM DESPITE THE COMPANY’S DISMAL PERFORMANCE

Despite the dismal performance of the Company during the past five years, the compensation committee, on which director Frank Lester served from 2005 to 2009, increased Chairman Thomas Prisby’s base salary by approximately 6%, while the stock price declined by approximately 77%.

CHAIRMAN AND CEO THOMAS PRISBY:

YEAR	SALARY	TOTAL COMPENSATION

2009	$400,706	$557,682
2008	$385,015	$653,446
2007	$370,240	$579,085
2006	$370,240	$500,928
2005	$361,789	$512,752
Source:  CFS Bancorp proxy statements

While the board continued to reward Chairman and CEO Thomas Prisby with total compensation packages in excess of $500,000 per annum, the Company incurred losses in 2009 and 2008, and in 2005 through 2007 the Company never earned over a 6% return on equity.  In fact, the Company has never earned over a 6% return on equity in any year since it went public in 1998.

In addition, while Mr. Prisby enjoyed successive years of $500,000 or more in total compensation, CFS Bancorp shareholders suffered through a significant 77% five year decline in shareholder value (the stock declined from $14.27 on December 31, 2004 to $3.23 on December 31, 2009).

Additionally, despite tough economic conditions and deteriorating Company results, shareholders have also continually paid for Mr. Prisby’s country club and health club memberships and car allowance.

		Country Club and
	Car Allowance	Health Club Memberships
2009	$10,908	$5,333
2008	$8,082	$4,969
2007	$7,759	$6,720
2006	$6,655	$6,420

(Source: CFS Bancorp proxy statements.  Prior to 2006 no disclosures were made by the Company as such disclosure was not required.)

THE BOARD OF DIRECTORS PAID RETENTION BONUSES TO KEY EXECUTIVES

In January 2009, the compensation committee of the board of directors, on which director nominee Frank Lester was then serving, approved the “Service Retention Program of 2009,” under which five top executives of the Company received cash retention bonuses, which vest over four years (25% on May 1, 2009 and then an additional 25% each year thereafter), in the amounts set forth in the table that follows:

Name	Retention Bonus Amount

Thomas Prisby	$154,400
Daryl Pomranke	$74,000
Charles Cole	$41,000
Dale Clapp	$27,000
Daniel Zimmer	$24,881
Source:  CFS Bancorp proxy statement

The Company’s stated goal in establishing this retention bonus program was to “retain key employees.”  Given the dismal financial performance of the Company, turmoil in the banking industry and the state of the economy with unemployment topping 10%, we are dumbfounded as to why the compensation committee, on which director nominee Frank Lester was then serving, felt it was necessary to pay $321,281 in retention bonuses.

In our view, given the performance of the Company in recent years, the board should have been looking to get refunds of prior years’ bonuses paid to these executives, not paying these executives more!  In addition, all of these executives already have employment contracts or change in control agreements which they would forfeit if they resigned voluntarily.

Particularly objectionable to us is the retention bonus paid to Thomas Prisby.  Given his age (67 at the time), significant other compensation, an employment contract and the fact that Mr. Prisby has worked his 21 year tenure at the Company, we do not believe he needed to be incentivized to stay.  We were pleased to see that Mr. Prisby gave back to the Company the 2009 portion of his vested benefit ($38,600).  If elected, Mr. Palmer will encourage the board to ask Mr. Prisby to voluntarily forego his entire remaining unvested retention bonus.

THE BOARD OF DIRECTORS ESTABLISHED AN EXECUTIVE BONUS
PROGRAM THAT PAID BONUSES EVEN IF THE COMPANY LOST MONEY

In 2009, the compensation committee, on which director nominee Frank Lester was then serving, established an annual cash incentive bonus plan, the “Performance Based Annual Cash Incentive Plan.”  Under the plan, the top five executives were given potential bonus amounts they could earn if they and/or the Company achieved certain targets.  While the targets and their relative weightings in the bonus calculation were different for each executive, the overall plan targets included reduction in non-performing assets, “core” diluted earnings per share, core deposit growth, commercial loan originations and individual and business unit performance objectives.

We were distressed to see that under the “core” diluted earnings per share (EPS) target, the Company could lose money and the executives would still earn a bonus!  In fact, under this plan, as long as the Company lost less than $(1.66) per share in 2009, the executives would earn a portion of their bonus, as noted in the table below, which is taken from the Company’s preliminary proxy statement (note that the bonus payout % would be pro-rated for EPS amounts that fell within the stated EPS ranges):

2009 ANNUAL CASH INCENTIVE BONUS PLAN PAYOUT TARGETS AND PAYOUT %

“Core” Diluted EPS Target	Bonus Payout (%)

$(1.66)	0%
(0.01)	50%
0.20	100%
0.61	150%
Source:  CFS Bancorp proxy statement

In our view, the compensation committee, on which director nominee Frank Lester was then serving, should not have established targets that reward executives for losing money.

WE BELIEVE CFS BANCORP’S CORPORATE GOVERNANCE NEEDS IMPROVEMENT

Example:  Last Year’s Annual Shareholder Meeting

At last year’s annual meeting on April 28, 2009, CFS Bancorp’s executives presented and reviewed the 2008 results, first quarter 2009 results and outlook for 2009.  Shockingly, in our view, at no time during the open forum of the annual meeting were shareholders allowed to ask questions or make comments.  Shortly after that meeting, we sent a letter dated May 5, 2009 to the Company’s board stating that we believed the failure to hold an open forum for questions and answers was a corporate governance failure and a likely violation of Nasdaq Listing Rule 5620.

In our view, shareholders are entitled to have their questions and concerns addressed in an annual meeting.  In fact, we think it is one of the primary purposes for holding an annual meeting, a public forum where interested shareholders can ask management questions about their company and its financial condition.  If Mr. Palmer is elected to the board, he will encourage the board and management to have an open forum for shareholders at all annual meetings.

Example:  Elimination of Mandatory Retirement Age to Seemingly Benefit Incumbent Directors Prisby and Lester

On July 27, 2009, CFS Bancorp changed its long standing retirement policy for directors, whereby it previously required any director who was 70 years of age, or would turn 70 during the director’s upcoming term, to retire from the board.  The change was to remove this mandatory retirement age.  This change directly benefitted directors Thomas Prisby and Frank Lester, both of whom are up for re-election at this year’s annual meeting.  If not for this bylaw change, neither Mr. Prisby nor Mr. Lester could run for re-election at this year’s Annual Meeting.

While we believe the elimination of the mandatory retirement age was self-serving, the Company went out of its way to note to shareholders that the elimination of the mandatory retirement age is “viewed by many corporate governance experts, including RiskMetrics Group/ISS, as consistent with good governance practice.”   We noted at that time that we were glad that the board looked to RiskMetrics Group – ISS Governance Services (“ISS”) for guidance on the mandatory retirement age for directors, as we believe ISS and other similar advisory services are an excellent independent resource for advice on corporate governance matters, as noted below.

Example:  CFS Bancorp’s Governance Does Not Follow Certain Corporate Governance Principles Recommended by ISS

In a letter dated August 29, 2009, we asked the incumbent directors to take prompt action to review and appropriately modify all of the Company’s corporate governance practices to bring them in line with those found in ISS’ recommended corporate governance policies.  We strongly believe that it was not enough for the board to have only reviewed the policy respecting the mandatory retirement age for directors for compliance with ISS’ governance policies, particularly when there are so many other corporate governance practices that the Company needs to modify to conform to the rest of ISS’ recommended governance policies.  Other significant corporate governance policies that we asked the board to address to become compliant with the governance practices recommended by ISS include those identified in the following table:

A COMPARISON OF CFS BANCORP’S CORPORATE GOVERNANCE POLICIES TO THOSE POLICIES GENERALLY RECOMMENDED BY ISS

Corporate Governance Policy/Topic	CFS Bancorp Governance Policy	RiskMetrics Group’s Recommended Policy or Practice (1)	Is CFS Bancorp in Compliance with RiskMetrics Group’s Recommended Policy or Practice?

BOARD CLASSIFICATION (namely, how often are board members elected?)	Classified Board (directors from each class elected every three years)	Declassified Board (annual elections for all directors)	NO

CUMULATIVE VOTING in director elections	Cumulative voting is not allowed	Cumulative voting	NO

MAJORITY VOTING POLICY (namely, when directors fail to receive more votes FOR than WITHHELD or AGAINST they must resign, allowing shareholders a meaningful vote in uncontested director elections)	None	Majority Voting	NO

SEPARATE Chairman & CEO positions	Thomas Prisby is both the Chairman & CEO	Separate Chairman & CEO	NO

PROXY ACCESS (namely, shareholders who meet certain qualifications can place their nominations directly on the company’s proxy)	No proxy access (only nominees selected by the incumbent Board get access)	Proxy access (subject to reasonable qualifications to be an eligible shareholder)	NO
(1)	Source: Various RiskMetrics Group ISS literature (2006 thru 2009).

As you can see, the Company is out of compliance with ISS’ recommendations on ALL of these significant corporate governance policies.

SUMMARY

As you can see from the information contained in this proxy, the PL Capital Group has significant concerns about the management and direction of CFS Bancorp.  If you share our concerns, we hope you join us by supporting our nominee, John Palmer.

The PL Capital Group is the largest shareholder of CFS Bancorp.  Our objectives are to improve CFS Bancorp’s corporate governance and operating results and restore the shareholder value destroyed in the past few years for the benefit of ALL shareholders.

We are soliciting proxies to elect our director nominee, John Palmer.  Since there are two directors up for election, we are “rounding out” our slate of one candidate by permitting shareholders to also vote for the CFS Bancorp nominee other than Mr. Lester.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any candidate nominated by CFS Bancorp will serve as a director if elected with our nominee.

You, the PL Capital Group and all other shareholders are the owners of the Company.  As owners, we urge you to carefully consider the information contained in this proxy statement and then decide which candidate(s) will best support your interests. We ask that you support our efforts to elect John Palmer by signing, dating and returning the enclosed WHITE proxy card today.  If you have already voted for the incumbent management slate on the BLUE proxy card, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy.

For the first time since CFS Bancorp went public in 1998, you have a real choice, rather than simply having to vote for CFS Bancorp’s handpicked insider candidates.

Our nominee, John Palmer, will, if elected, be only one member of the Company’s six person board of directors.  Accordingly, our one nominee will not be able to adopt any measures without the support of at least several other members of the current board. Nevertheless, we believe that the election of our nominee will provide a strong signal to the current board that the shareholders of CFS Bancorp want their interests protected better than the incumbent board and management have done in the past few years.

We have previously expressed our concerns to the Company and its board numerous times, as detailed below, and are pursuing a board seat only after we concluded that the Company’s responses to our concerns were not satisfactory to us.  Provided below is a description of the material contacts that the PL Capital Group has had with the Company since January 27, 2009, which is the date the PL Capital Group filed its initial Schedule 13D.

•
On several occasions in February 2009, Messrs. Palmer and Lashley contacted the Company’s CFO Charles Cole and/or Chairman and CEO Thomas Prisby to discuss the Company’s results.  OUTCOME:  While the PL Capital Group was pleased that the Company’s executives were willing to talk with us, we remained concerned over operating results, non-performing assets and corporate governance.

•
On February 25, 2009, Messrs. Palmer and Lashley contacted CFO Charles Cole to express concerns over the Company’s 2008 Equity Incentive Plan.  Specifically, we expressed concern that the 2008 Plan allowed for the reissuance of options that expire (after ten years) unexercised.  OUTCOME:  The 2008 plan remains unchanged.

•
On March 25, 2009, Mr. Palmer contacted Chairman and CEO Thomas Prisby to express concerns over related party transactions between the Company and Mr. Prisby’s children and the Company’s loan loss allowance accounting.  Mr. Prisby strongly defended his and the Company’s actions.  Later that day, the PL Capital Group sent a derivative demand letter to the Company’s board.  The derivative demand requested that the board investigate (1) the likely understatement of the Company’s loan loss allowance for 2005 through 2007, likely leading to inappropriate bonus payments based upon inflated profits among other things, and (2) the likely breach of the directors fiduciary duty to shareholders by approving related party transactions between the Company and the children of Thomas Prisby.  On April 13, 2009, the PL Capital Group sent a letter to the Company relating to the  timing of the shareholder derivative demand process.   OUTCOME:  Neither the Company y nor a board committee asked to meet with us to hear our concerns.  Almost eight months later, the Company filed a Form 8-K on November 20, 2009 announcing that the Company had appointed a special investigation committee of the board which had investigated the allegations of the PL Capital Group and had found no breaches of fiduciary duty or corporate waste.

•
On April 28, 2009, representatives of the PL Capital Group attended the Company’s annual meeting, to hear what the Company had to say and to ask questions of management and the board during the question and answer forum previously allowed at the Company’s prior annual meetings.  Inexplicably, despite the fact that the Company’s outside counsel told representatives of the PL Capital Group before the meeting that Mr. Palmer would be allowed to make comments and ask questions during the meeting, the Company’s management abruptly ended the meeting without allowing any questions or comments from Mr. Palmer or any other shareholder.  On April 29, 2009, the PL Capital Group issued a press release which noted the Company’s actions at the annual meeting.  On May 5, 2009, the PL Capital Group sent a letter to the board of the Company detailing why it believed the Company’s actions at the meeting were improper and likely violated Nasdaq listed company rules, as well as calling on the Company to answer the questions that Mr. Palmer had planned to ask at the meeting (the letter contained 18 separate topics that the PL Capital Group wanted addressed by the Company).  We also offered to meet with the board at their convenience to discuss our concerns.  OUTCOME:  Neither the board nor management of the Company accepted our offer to meet with them.  On May 11, 2009, the Company’s lead director Gregory Blaine sent a letter to the PL Capital Group noting that all of the topics raised by the PL Capital Group had already been “identified, reported and explained” and that the annual meeting “was a success.”  On May 14, 2009, the PL Capital Group sent a letter to Mr. Blaine rebutting his claims that the meeting was a “success” and noting that the topics of concern previously raised by PL Capital remained unanswered.  We once again offered to meet with the board.

•	On May 15, 2009, Mr. Lashley sent a notice of intent to nominate Mr. Palmer for election to the Board of the Company at the 2010 Annual Meeting.

•	On July 20, 2009, Messrs. Palmer and Lashley met with the Company directors Blaine and Ross. OUTCOME: A number of matters were discussed, including what plans the board had for management succession.

•
On July 31, 2009, the Company filed a Form 8-K containing amendments made on July 27, 2009 (seven days after we informed directors Blaine and Ross there we were concerned about management succession plans for Thomas Prisby) to the Company’s bylaws, which removed the long standing mandatory retirement age for directors at age 70.  On August 3, 2009, the PL Capital Group issued a press release entitled “PL Capital:  CFS Bancorp, Inc’s. Abusive Actions Designed to Further Entrench Directors.”  We noted in our press release that we felt that the removal of the mandatory retirement age was designed to inappropriately benefit the potential director nominees Thomas Prisby (age 68) and Frank Lester (age 69).  OUTCOME:  Messrs. Prisby and Lester are currently the Company’s nominees for Director.

•	On August 19, 2009, the Company filed a Form 8-K containing a letter sent to shareholders dated August 17, 2009. In that letter the Company attacked PL Capital as an “activist dissident shareholder” and questioned our motives and strategies. The letter also defended the Company’s removal of the mandatory retirement age and laid out the Company’s plans for the future.

•
On August 24, 2009, the PL Capital Group sent a letter to the Company’s board rebutting the Company’s characterization of us in the Company’s letter to shareholders dated August 17, 2009 and calling on the Company to revise five major corporate governance practices of the Company that were not in accordance with the best practices recommended by independent corporate governance firm ISS RiskMetrics Group.  A copy of our letter dated August 24, 2009 was also sent to the Company’s shareholders with a cover letter dated August 24, 2009.  OUTCOME:  As of the filing of this proxy, as disclosed above in a section titled “A COMPARISON OF CFS BANCORP’S CORPORATE GOVERNANCE POLICIES TO THOSE POLICIES GENERALLY RECOMMENDED BY ISS” the Company is still not in compliance with these recommended practices and policies.

•
On November 2, 2009, the PL Capital Group sent a letter to the Audit Committee of the board of the Company outlining our concern that the Company had been (since at least the quarter ended September 30, 2008) and was still improperly calculating its regulatory capital ratios in its regulatory and SEC filings due to the improper treatment of its deferred tax assets.  We included specific factual information supporting our concerns and asked that the Company investigate as to whether a restatement of prior period call reports and financial statements was warranted.  In a letter dated November 12, 2009, Chairman of the Audit Committee Robert Ross responded that the Company believed it was properly reporting its deferred tax assets and regulatory capital ratios in its regulatory and SEC filings.  On November 18, 2009, we responded in a letter to the Audit Committee, in which we rejected the Committee’s assertion that the Company was properly calculating its regulatory capital ratios due to an improper treatment of deferred tax assets.  On December 3, 2009, the Audit Committee Chairman Ross responded with a letter to us reiterating the Company’s belief that the regulatory capital ratios were properly accounted for.  On December 4, 2009, we responded in a letter to the Audit Committee that we remained unconvinced that the Company was properly calculating its regulatory capital ratios and deferred tax assets.  In that letter, we offered to have an independent accounting firm, at our expense, examine the Company’s regulatory capital ratios and deferred tax assets included in regulatory capital.  On December 8, 2009, the Company sent a letter responding to the PL Capital Group’s letter of December 4, 2009 and indicated that it would consider the PL Capital Group’s offer to engage an independent accounting and tax expert.   On December 30, 2009, Audit Committee Chairman Ross responded in a letter to us that the Audit Committee was not yet in a position to respond to our offer to pay for an outside expert to review the Company’s regulatory capital calculations.  OUTCOME:  Through the date of this filing, no more communication on our offer to pay for an independent expert has been received from the Company on this topic.  It should be noted that in its Form 10-K for the year ended December 31, 2009, the Company noted that the amount of deferred tax asset excluded from regulatory capital increased from $5.1 million at December 31, 2008 to $13.8 million as of December 31, 2009.

•
On January 6, 2010, the Company’s Nominating and Governance Committee sent Mr. Lashley a letter stating that the Nominating Committee was “contemplating the consideration of Mr. Palmer’s qualifications as a director” and requesting that he and Mr. Palmer provide certain information about themselves and PL Capital.  On January 10, 2010, Mr. Lashley responded in a letter that noted that PL Capital was pleased that the Nominating Committee was evaluating Mr. Palmer’s qualifications but confused as to why it was being done eight months after Mr. Palmer was nominated and so close to the deadlines for processing the proxy materials.  In that letter, we offered to have Messrs. Palmer and Lashley meet with the Nominating Committee to answer their questions.  PL Capital also requested that the Company make the Company’s likely nominees, Messrs. Prisby and Lester, available for questions from PL Capital, in light of the fact that under the SEC’s short slate rules, we would have to decide whether to support on the PL Capital proxy card, either Mr. Prisby or Mr. Lester.  OUTCOME:  The Company never responded to our request for a meeting and on January 26, 2010 the Nominating Committee Chairman Joyce Simon sent a letter stating that the Committee would be “unable to consider Mr. Palmer for nomination to the Board of Directors at this time.”  On January 29, 2010 PL Capital responded to Ms. Simon that we were disappointed in the Committee’s decision to reject Mr. Palmer as a Company sponsored nominee without even interviewing him and that the Nominating Committee waited eight months after we nominated Mr. Palmer to even start considering him.  In that letter we also reiterated our previous offer to meet with the Nominating Committee.  On February 5, 2010, Nominating Committee Chairman Simon responded that the Committee’s nomination process was fair and reasonable and in furtherance of good corporate governance practices.

•
Beginning on March 1, 2010, our outside counsel contacted the outside counsel of the Company to request confirmation that (1) PL Capital nominee John Palmer would be allowed a reasonable amount of time to explain to the Company’s shareholders during the upcoming 2010 Annual Meeting why he is seeking one board seat, and (2) all other shareholders would be allowed to ask questions during the 2010 Annual Meeting.  PL Capital is concerned that the Company will do what it did at the 2009 annual meeting (see discussion earlier above), namely, refuse to allow Mr. Palmer or any other shareholder speak in an open forum during the annual meeting.  OUTCOME:  As of the date of this proxy statement, no definitive response has been received from the Company or its counsel on the Company’s rules of conduct for the Annual Meeting.

THE ANNUAL MEETING AND PL CAPITAL GROUP NOMINEE

CFS Bancorp’s board of directors currently consists of six members. At the Annual Meeting, the PL Capital Group will seek to elect Mr. Palmer to fill one of the two open seats, in opposition to the Company’s nominees.  The election of Mr. Palmer requires the affirmative vote of a plurality of the votes cast.  If elected, Mr. Palmer would be entitled to serve a three-year term.

Mr. Palmer is a principal of the PL Capital Group and each of its affiliates.  He has substantial experience and expertise in the banking industry, as well as knowledge of CFS Bancorp and the local markets in which it operates in Indiana and Illinois.

The role of an effective director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations.  The PL Capital Group believes that the specific background of Mr. Palmer, as set forth below, evidences those abilities and is appropriate to his serving on the Company’s board of directors.  He is an experienced businessperson, is familiar with financial statements, and will take a conservative and thoughtful approach to addressing issues facing the Company.  This combination of skills and attributes led to the conclusion that Mr. Palmer should serve as a director.

MR. JOHN W. PALMER

Mr. Palmer is a Certified Public Accountant (CPA) and the co-founder of PL Capital LLC, an investment firm specializing in the banking industry.  PL Capital focuses on publicly traded banks and thrifts with market capitalizations ranging from $20 million to $5 billion.

Prior to co-founding PL Capital in 1996, Mr. Palmer was employed by KPMG, an international public accounting firm, from 1983 to 1996.  While at KPMG, Mr. Palmer specialized in commercial banking, consumer finance, thrifts, mortgage banking and discount brokerage, serving public and privately held clients ranging in size from $25 million to $25 billion.  He has extensive involvement with merger and acquisition transactions, public and private securities offerings, and numerous filings with the Securities and Exchange Commission (SEC) and regulatory authorities including offerings to convert mutual thrift organizations to stock form companies.  He has advised numerous banking organizations in strategic decisions regarding acquisition alternatives, mergers of equals and opportunities to enhance or expand existing lines of business.  In 1994, Mr. Palmer was promoted to the position of Director, KPMG Financial Services - Capital Strategies Group, a national corporate finance practice providing merger and acquisition advisory services to thrifts, banks, mortgage companies and other financial services companies.  In this capacity, Mr. Palmer developed expertise in financial industry mergers and acquisitions, thrift mutual to stock conversions, valuation, capital restructurings, strategic planning and asset purchases and divestitures.  He has been involved in numerous mergers and acquisitions with transaction values of up to $600 million.

Mr. Palmer also instructed financial institution classes for KPMG and spoke at numerous national and regional banking industry conferences.  Mr. Palmer is an “audit committee financial expert” as he has an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements; an understanding of internal control over financial reporting; and an understanding of audit committee functions.  Mr. Palmer acquired these attributes through education and experience as a public accountant, and Mr. Palmer has served on the audit committee of a public company (Franklin Bancorp, Inc.) where he was designated as an “audit committee financial expert.”  Qualifying as an “audit committee financial expert” is an important distinction for a member of a publicly traded bank board of directors.  To our knowledge, neither of the Company’s incumbent candidates up for election this year are designated by the Company as “audit committee financial experts.”

Mr. Palmer is the former Chairman of the Board of Directors of Security Financial Bancorp, Inc., a publicly-traded $200 million in assets thrift located in St. John, Indiana that was sold in 2003.  St. John is directly in the Company’s market area.  Mr. Palmer also previously served as a director of Franklin Bancorp and its wholly owned subsidiary Franklin Bank, NA, a $700 million in assets commercial bank located in Southfield, Michigan, where he also served on the audit, compensation, and loan committees of the board.  Mr. Palmer also served as Chairman of the strategic planning committee of Franklin Bancorp.  He formerly served on the Board of Directors of Clever Ideas, Inc., a privately-held specialty finance company located in Chicago, Illinois from 1998 to 2006.

Mr. Palmer is a past member of the Board of Directors for the Victory Gardens Theater in Chicago, where he served as President of the Board for four years.  In his capacity as President, Mr. Palmer oversaw the purchase of the Biograph Theater in Chicago and its re-development into a state of the art live performance theater.  Mr. Palmer also oversaw the Capital Campaign for the renovation of the theater, which raised $11 million.

Additionally, he has served as treasurer for the River Run Club, a community swim and tennis club.  He previously served as a member of the Founders Society of the Detroit Institute of Arts and as Chairman of the Professional Outreach Program at the art institute and is a past member of the Membership Committee of the Board of Trustees.  He is the past secretary and treasurer of the Intermediate’s Council for the Detroit Athletic Club.  Additionally, he has served as Chairman of the Walsh College Fundraising Drive.

Mr. Palmer obtained his Bachelor of Accounting Degree from Walsh College in 1983.  He is a licensed Certified Public Accountant in Michigan and Illinois and is a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.  Mr. Palmer, age 49, is married, has three children, and resides in Naperville, Illinois.

He is the beneficial owner of 1,049,159 shares.

Mr. Palmer has consented to being named in this proxy and to serve, if elected.

We note that there can be no assurances given that the PL Capital Group’s nominee, if elected, will be successful in persuading other members of the board to adopt any of the PL Capital Group’s suggestions, since the PL Capital Group’s candidate would only constitute one member out of 6, a minority position.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is March 9, 2010 (the “Record Date”).  Shareholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $.01 par value per share (the “Common Stock”), held on the Record Date. It is anticipated that the proxy statement that will be filed by the Company will state the number of shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the PL Capital Group’s nominee to the Board, promptly complete, sign, date and mail the enclosed WHITE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed WHITE proxy card.  Please contact our proxy solicitor D.F. King & Co., Inc. at (800) 488-8035 if you require assistance in voting your shares.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the WHITE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

•	“FOR” the election of our nominee to the Board of Directors, Mr. John Palmer, and “FOR” the persons who have been nominated by the Company to serve as Director other than Mr. Frank Lester .

•	“FOR” the ratification of the appointment of BKD, LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2010.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Lester, one of the Company’s two nominees.  There is no assurance that the Company’s other nominee, Mr. Prisby, will serve if elected with the PL Capital Group’s nominee.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended, governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this proxy statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the WHITE proxy card on your behalf.  You should also sign, date and mail the voting instruction from your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone or via the Internet.  If a shareholder’s bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide the shareholder with instructions for voting by telephone or the Internet on the voting form.

Telephone and Internet voting procedures, if available through a shareholder’s bank or brokerage firm, are designed to authenticate shareholders’ identities to allow shareholders to give their voting instructions and to confirm that their instructions have been properly recorded.  Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If a shareholder’s bank or brokerage firm does not provide the shareholder with a voting form, but the shareholder instead receives our WHITE proxy card, then such shareholder should mark our proxy card, date it and sign it, and return it in the enclosed envelope.

VOTING AND PROXY PROCEDURES

The Board of Directors of CFS Bancorp is divided into three classes of directors having staggered terms of three years.  If elected, Mr. Palmer would serve for a three-year term expiring in 2013.  Shareholders of CFS Bancorp are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”).  Accordingly, broker non-votes will not affect the outcome of the election of directors, and are not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.

At this meeting, proxies relating to “street name” shares will not be voted for the election of directors unless the shareholder gives instructions on how to vote the shareholder’s shares.

Since the PL Capital Group is only proposing one nominee for the Board of Directors, if the PL Capital Group nominee is elected, one of the Company’s nominees with the highest number of shares voted in their favor will also be elected.  If Mr. Palmer is elected, the PL Capital Group would obtain minority representation on the Company’s Board of Directors (namely, one of six seats).

The election of Mr. Palmer requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting.  Assuming the presence of a quorum at the Annual Meeting, all other proposals to be voted on at the Annual Meeting will require the affirmative vote of a majority of the Common Stock present in person or represented by proxy at the Annual Meeting.

THE PL CAPITAL GROUP URGES YOU TO VOTE FOR THE ELECTION OF MR. PALMER AS A DIRECTOR OF CFS BANCORP BY SIGNING, DATING, AND MAILING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of CFS Bancorp a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person (but attendance at the Annual Meeting will not by itself constitute revocation of a prior-delivered proxy).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting.  If you were a shareholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date.  Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

If you own shares of Common Stock which are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the WHITE proxy card. You should also sign, date and mail the proxy form your broker or bank sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

If you wish to support Mr. Palmer, please sign, date and return only the WHITE proxy card.  If you later vote on management’s BLUE proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Mr. Palmer.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a BLUE proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the WHITE proxy card or by voting in person at the Annual Meeting.

IF YOU SIGN THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE CFS BANCORP COMMON STOCK REPRESENTED BY THE WHITE PROXY CARD FOR THE ELECTION OF MR. PALMER AND FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTOR, OTHER THAN MR. LESTER, AND FOR THE RATIFICATION OF BKD, LLP AS THE COMPANY’S INDEPENDENT AUDITORS.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the PL Capital Group.  In addition to the use of the mails, proxies may be solicited by the PL Capital Group, other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation.  Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and PL Capital Group will reimburse such institutions for their reasonable out-of-pocket expenses.

The PL Capital Group has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $75,000, plus reimbursement of reasonable out-of-pocket expenses.  Approximately ten persons will be utilized by that firm in its solicitation efforts.

The PL Capital Group estimates that its total expenditures relating to the solicitation of proxies will be approximately $100,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation).  Total cash expenditures to date relating to this solicitation have been approximately $5,000.

The PL Capital Group intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation.  If elected, the PL Capital Group and its nominees will submit the matter to a vote of the Company’s Board of Directors.  The Company’s Board of Directors may vote to submit the matter to a vote of the Company’s shareholders.  If elected to the Company’s board of directors, Mr. Palmer intends to vote in favor of reimbursing the PL Capital Group and submitting the matter to a vote of the Company’s shareholders.  If the matter is submitted to a vote of the Company’s shareholders, the PL

Capital Group will vote its shares in favor of such reimbursement and will accept the results of such shareholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The PL Capital Group consists of The PL Capital Group consists of Financial Edge Fund, L.P. (“Financial Edge Fund”); PL Capital, LLC (“PL Capital”); Goodbody/PL Capital, LLC (“Goodbody/PL LLC”); Financial Edge-Strategic Fund, L.P. (“Financial Edge Strategic”); PL Capital/Focused Fund, L.P. (“Focused Fund”); Goodbody/PL Capital, L.P. (“Goodbody/PL LP”); PL Capital Advisors, LLC (“PL Capital Advisors”); Richard J. Lashley; John W. Palmer; Red Rose Trading Estonia OU (“Red Rose Trading”); Irving A. Smokler, principal of Red Rose Trading; Beth Lashley, spouse of Mr. Lashley; Danielle Lashley (Mr. Lashley is Custodian of UGMA for Danielle Lashley), child of Mr. and Mrs. Lashley.

PL Capital is a Delaware limited liability company.  Messrs. Lashley and Palmer are the managing members and owners of PL Capital. The principal business of PL Capital is serving as general partner of (1) Financial Edge Fund, a Delaware limited partnership (2) Financial Edge Strategic, a Delaware limited partnership, and (3) Focused Fund, a Delaware limited partnership.

PL Capital Advisors is a Delaware limited liability company.  Messrs. Palmer and Lashley are the managing members and owners of PL Capital Advisors.  PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.

Goodbody/PL LLC is a Delaware limited liability company.  Messrs. Lashley and Palmer are the managing members and owners of Goodbody/PL LLC. The principal business of Goodbody/PL LLC is serving as general partner of Goodbody/PL LP.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Mr. Palmer and Mr. Lashley is:  c/o PL Capital LLC, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.

Each of the limited partnerships and companies managed by PL Capital, PL Capital Advisors and Goodbody/PL LLC invest primarily in equity and debt securities issued by publicly traded banks and thrifts.  The principal employment of Messrs. Palmer and Lashley is investment management through PL Capital, PL Capital Advisors and Goodbody/PL LLC.  Mr. Lashley resides at 2 Trinity Place, Warren, NJ  07059.  Mr. Palmer resides at 4216 Richwood Court, Naperville, IL  60540.

The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.  The business address of Red Rose Trading is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.  Red Rose Trading is engaged in various investment activities.

Danielle Lashley is the minor child of Richard and Beth Lashley c/o PL Capital LLC, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.

Dr. Robin Lashley is the sister of Richard Lashley c/o PL Capital LLC, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.

Each of the members of the PL Capital Group identified in this proxy statement is a participant in the solicitation conducted with this Proxy Statement.  Each of them is referred to in this Proxy Statement as a “Participant” and collectively they are the “Participants.”

Appendix A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the past two years.  The PL Capital

Group beneficially owns 1,069,009 shares of Common Stock, or approximately 9.9% of the outstanding shares of CFS Bancorp’s Common Stock.  The PL Capital Group may, however, change or alter its investment strategy at any time to increase or decrease its holdings in CFS Bancorp.

No Participant has during the last ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, and Red Rose Trading, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, Red Rose Trading, and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company.

Except as described herein or in Appendix A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

The PL Capital Group has not paid any compensation to Mr. Palmer solely as a result of his becoming a nominee of the PL Capital Group at the Annual Meeting.  The partnerships managed by PL Capital will generally reimburse, or indemnify Mr. Palmer for any expenses, and/or liabilities, he may incur in connection with the Annual Meeting.  There are no other arrangements or understandings with Mr. Palmer other than as set forth herein.

OTHER MATTERS

The PL Capital Group anticipates that the Company’s proxy statement will contain information regarding (1) the security ownership of management and beneficial owners of more than 5% of the Common Stock; (2) the committees of the Company’s Board of Directors, including the nominating, compensation and audit committees (and information about audit committee financial experts); (3) the meetings of the Company’s Board of Directors and all committees thereof; (4) the background and qualifications of the nominees of the Company’s Board of Directors; (5) the Company’s leadership structure and the board’s oversight of risk management; (6) the compensation and remuneration paid and payable to the Company’s directors and management; (7) the attendance of members of the Company’s Board of Directors at the annual meeting; (8) the Company’s policies and procedures for the review, approval or ratification of transactions with related persons; (9) the Company’s director nomination process; (10) the independence of the Company’s directors; (11) shareholder communication with the Company’s Board of Directors; and (12) the submission of shareholder proposals at the Company’s 2011 annual meeting of shareholders.  The

PL Capital Group has no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MR. PALMER BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY SIGNING, DATING, AND MAILING THE ENCLOSED WHITE PROXY CARD OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

PLEASE CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact D.F. King & Co., Inc., proxy solicitors for the PL Capital Group, at the following address and telephone number:

D.F. KING & CO., INC.
48 Wall Street
New York, NY 10005
Toll Free: 1-800-549-6746

Please feel free to call or email the PL Capital Group at the following:

Mr. Richard J. Lashley, Principal	Mr. John W. Palmer, Principal
PL Capital, LLC	PL Capital, LLC
466 Southern Blvd.	20 East Jefferson Avenue
Chatham, NJ 07928	Suite 22
(973) 360-1666	Naperville, IL 60540
(973) 360-1720 (fax)	(630) 848-1340
RLashley@PLCapitalllc.com	(630) 848-1342 (fax)
JPalmer@PLCapitallc.com

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR WHITE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.

Sincerely,

Richard J. Lashley	John W. Palmer
The PL Capital Group	The PL Capital Group

March [•] , 2010

Appendix A
Additional Information Regarding Members of the PL Capital Group

The following table sets forth information regarding holdings of Common Stock by members of the PL Capital Group (who together constitute a “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

Member of PL Capital Group	Shares Held Beneficially		Percent of Class	Shares Held By Non-Participant Associates
Richard Lashley 2 Trinity Place Warren, NJ 07059	1,068,009	(1)(3)	9.9%	0
John W. Palmer 4216 Richwood Court Naperville, IL 60540	1,049,159	(2)(3)	9.7%	0
Beth Lashley 2 Trinity Place Warren, NJ 07059	11,850		0.1%	0
PL Capital, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	871,708		8.1%	0
PL Capital Advisors, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	934,564		8.7%	0
Financial Edge Fund, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	405,134		3.8%	0
Financial Edge-Strategic Fund, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	175,983		1.6%	0
PL Capital/Focused Fund, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	176,996		1.6%	0
Goodbody/PL Capital, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	176,451		1.6%	0
Goodbody/PL Capital, LP 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	176,451		1.6%	0
Dr. Irving A. Smokler 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432	103,595		1.0%	0
Red Rose Trading Estonia OU 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432	103,595		1.0%	0
PL Capital Defined Benefit Plan 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	10,000		<0.1%	0

Dr. Robin Lashley c/o 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	3,000	<0.1%	0
Danielle Lashley (Mr. Lashley is Custodian of UTMA for Danielle Lashley) c/o 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	2,000	<0.1%	0

(1)	Includes 3,000 shares held by Mr. Lashley and 11,850 held jointly with his spouse Beth Lashley.

(2)	Includes 1,000 shares held by Mr. Palmer.

(3)	Includes 10,000 shares held by PL Capital Defined Benefit Plan

Transactions In Stock of the Company

The following transactions are the only transactions during the past two years ended February 28, 2010 with regard to the Common Stock made by Mr. Palmer and members of the PL Capital Group.

Financial Edge Strategic Fund, LP
Transaction Date	Number of Shares Purchased (-Sold)
03/17/2008	299
07/01/2008	1
07/08/2008	1,000
07/09/2008	1,200
07/15/2008	2,000
07/29/2008	950
09/19/2008	-1,247
09/29/2008	-1,550
10/02/2008	-2,353
10/14/2008	13,750
10/31/2008	-13,750
12/29/2008	2,500
01/16/2009	170,000
02/10/2009	1,000
8/12/2009	433
8/24/2009	300
11/24/2009	500
12/14/2009	1,250

Financial Edge Fund, LP
Transaction Date	Number of Shares Purchased (-Sold)
07/01/2008	-100
07/08/2008	2,149
07/09/2008	2,995
7/10/2008	100
7/15/2008	4,000
07/29/2008	1,000
8/06/2008	-200
8/12/2008	800
8/15/2008	221
09/29/2008	-4,400
10/01/2008	-6,665
10/13/2008	600
10/14/2008	27,500
10/31/2008	-28,100

12/29/2008	5,258
01/16/2009	365,000
01/21/2009	3,046
01/27/2009	5,000
01/30/2009	5,500
02/10/2009	10,000
02/19/2009	1,200
02/27/2009	807
03/05/2009	1,923
09/29/2009	1,300
10/02/2009	1,200
10/27/2009	1,100
10/30/2009	200
12/02/2009	100
12/03/2009	700
12/04/2009	100
12/10/2009	2,500
12/30/2009	200

Goodbody/PL Capital, LP
Transaction Date	Number of Shares Purchased (-Sold)
07/08/2008	1,200
07/09/2008	1,400
07/15/2008	1,956
07/29/2008	950
09/29/2008	-2,031
10/01/2008	-1,444
10/02/2008	-2,031
10/14/2008	13,750
10/31/2008	-13,750
12/29/2008	2500
01/16/2009	171,201
02/10/2009	1,000
11/24/2009	500
12/14/2009	1,250

PL Capital/Focused Fund, LP
Transaction Date	Number of Shares Purchased
01/16/2009	150,000
01/21/2009	2,500
01/27/2009	5,000
01/30/2009	5,000
02/10/2009	10,000
03/06/2009	1,896
12/10/2009	2,500
12/15/2009	100

John W. Palmer
Transaction Date	Number of Shares Purchased
06/25/2008	1,000

Richard & Beth Lashley
Transaction Date	Number of Shares Purchased
01/27/2009	10,300
01/07/2010	1,550

Richard Lashley
Transaction Date	Number of Shares Purchased

01/23/2009	3,000

Danielle Lashley
Transaction Date	Number of Shares Purchased
08/05/2009	1,700
08/06/2009	159
08/12/2009	141

Red Rose Trading Estonia OU
Transaction Date	Number of Shares Purchased
3/5/2009	52,693
3/9/2009	600
3/11/2009	600
3/12/2009	771
3/16/2009	170
3/20/2009	800
3/23/2009	800
4/3/2009	400
4/6/2009	1,284
4/7/2009	4,000
4/8/2009	6,202
4/9/2009	1,300

PL Capital Defined Benefit Plan
Transaction Date	Number of Shares Purchased
12/15/2009	10,000

Robin Lashley
Transaction Date	Number of Shares Purchased
12/14/2009	3,000

In aggregate, the PL Capital Group owns 1,069,009 shares of Common Stock of the Company acquired at a cost of $3,434,692.  The amount of funds expended by each entity or person is as follows:

Entity:	Shares held:	Total cost($):

Financial Edge Fund	405,134	$1,315,344
Financial Edge Strategic	175,983	574,673
Goodbody/PL LP	176,451	575,498
Focused Fund	176,996	565,099
Richard Lashley	3,000	9,669
Richard and Beth Lashley	11,850	38,608
John Palmer	1,000	11,846
Red Rose Trading	103,595	291,014
Danielle Lashley	2,000	8,227
Dr. Robin Lashley	3,000	10,809
PL Capital Defined Benefit Plan	10,000	33,905
TOTAL	1,069,009	$3,434,692

The funds used by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund came from their available capital and from time to time by margin provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”) on such firms’ usual terms and conditions.  The amount of funds expended by Mr. Palmer to acquire the shares held in his name came from his available personal capital.  The amount of funds expended by Mr. and Mrs. Lashley to acquire the shares held in their name came from their available personal capital.  The amount of funds expended by Dr. Robin Lashley came from her available personal capital.  The amount of funds expended by Danielle Lashley’s UTMA came from its available capital.  The amount of funds expended by Red Rose Trading came from that company’s available capital.

All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group, has margin or other loans outstanding secured by Common Stock except Financial Edge Strategic.

No Participant is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

***************************

PRELIMINARY COPY, DATED MARCH 16, 2010

PROXY

THIS PROXY IS SOLICITED BY THE PL CAPITAL GROUP IN OPPOSITION TO THE
BOARD OF DIRECTORS OF CFS BANCORP, INC.

2010 ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Mr. Phillip M. Goldberg and Mr. Richard H. Grubaugh, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of CFS Bancorp, Inc. (“CFS Bancorp” or the “Company) which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at the Center for Visual and Performing Arts located at 1040 Ridge Road, Munster, Indiana on April 27, 2010 at 10:00 a.m., Central Time, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”), as follows:

1.	ELECTION OF DIRECTORS- To elect Mr. John W. Palmer

☐ FOR                 ☐ WITHHOLD

The PL Capital Group intends to use this proxy to vote for the persons who have been nominated by the Company to serve as Director, other than the Company nominee noted below.  There is no assurance that any of the candidates who have been nominated by the Company will serve as Directors if the PL Capital Group’s nominee is elected.  You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Lester ONE of the Company’s nominees.

Note: If you do not wish for your shares to be voted “FOR” the persons who have been nominated by the Company to serve as Director, other than Mr. Lester, write the name of the Company nominee in the following space below:

2.	RATIFICATION OF THE APPOINTMENT OF BKD, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR CFS BANCORP, INC. FOR THE YEAR ENDING 2010.

☐ FOR                ☐ AGAINST              ☐ ABSTAIN

IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed , will be voted in the manner directed herein by the undersigned Shareholder.  Unless otherwise specified, this proxy will be voted “FOR” the election of the PL Capital Group’s Nominee as Director and the Company Nominee as noted above, and “FOR” the ratification of the appointment of BKD, LLP as the Company’s independent auditor.  This proxy revokes all prior proxies given by the undersigned.

In his discretion, the Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated:______________________________________________________

Signature:___________________________________________________

Signature (if held jointly):_______________________________________

Title:________________________________________________________

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you.  When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporation name by the President or other duly authorized officer.  If a partnership, please sign in partnership name by authorized person.  This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 27, 2010. This proxy statement and the accompanying form of WHITE proxy card are available at [•].